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GIOVANNI CARUSO

Partner

                                                                         345
Park Avenue                         Direct 212.407.4866
                                                                         New
York, NY 10154                      Main 212.407.4000

                                 Fax     212.937.3943

                                 gcaruso@loeb.com


                                                                         Via
Edgar

November 09, 2018

Division of Corporation Finance
Office of Telecommunications
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:      Wealthbridge Acquisition Limited
         Draft Registration Statement on Form S-1
         Submitted September 24, 2018
         CIK No. 0001753673

Dear SEC Officers:

On behalf of our client, Wealthbridge Acquisition Limited (the "Company"), we hereby provide a response to the comments issued in a letter dated October
16, 2018 (the "Staff's Letter") regarding the Company's draft Registration Statement on Form S-1 (the "Registration Statement"). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the "Amended S-1").

In order to facilitate the review by the Commission's staff (the "Staff") of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff's Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff's comments and correspond to the numbered paragraph in the Staff's Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations

                                                              Page 2 of 44





                                                           November 09, 2018

                                                                      Page 2

Investment Criteria, page 2

1. Please revise your disclosure throughout the prospectus to clarify, if true, that the 80% fair market value requirement would no longer apply if you are delisted from Nasdaq.

        Response: Disclosure has been added throughout the Amended S-1 in accordance with the Staff's comments.

2. We note your statement that you currently anticipate structuring your initial business combination so as to acquire 100% of the equity interests or assets of a target business or businesses. We also note your disclosure that you may acquire less than 100% of such interests or assets in order to meet certain objectives. Please disclose whether management would consider entering into a business combination involving variable interest entities. If so, explain what this means and discuss the attendant risks of using such a structure.

        Response: Disclosure has been added to the Prospectus Summary section on page 3, the Proposed Business section on page 51 and the Risk
        Factors section on page 32 of the Amended S-1 in accordance with the Staff's comments.

Management Operating and Investing Experience, page 4

3. Please revise to clarify, if true, that your executive officers will not necessarily remain with the company subsequent to effecting a business combination.

        Response: Disclosure has been added to page 4 of the Amended S-1 and throughout the prospectus in accordance with the Staff's comments.

Emerging Growth Company Status and Other Information, page 5

4. We note your disclosure that you are a foreign private issuer, but are voluntarily choosing to register and report using domestic forms.
        Please highlight your foreign private issuer status in the subheading. Also provide risk factor disclosure of the different disclosure and reporting requirements (including no requirement to comply with the proxy rules in connection with an initial business acquisition)
        should you choose to follow the foreign private issuer disclosure regime. Lastly, address your foreign private issuer status under the subheading "Periodic Reporting and Audited Financial Statements" on page 57.

        Response: The disclosure on page 5 of the Amended S-1 and throughout the prospectus has been revised to remove references indicating that we are a foreign private issuer. We expect to not be a foreign private issuer following the closing of our initial public offering because a majority of our assets will be held in the United States and a majority of our stockholders will be U.S. persons.

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                                                     November 09, 2018

                                                                Page 3

Risk Factors, page 17

5. Please consider including risk factors specifically addressing risks associated with acquiring and operating a target business with its primary operation in China.

        Response: The disclosure beginning on page 32 of the Amended S-1 has been revised in accordance with the Staff's comments.

Proposed Business, page 47

6. We note your disclosure regarding opportunities in the airline and general aviation industries in China, including favorable changes to the regulatory environment. To balance your disclosure and provide further context, please briefly discuss government regulations of these industries in China. In your discussion, please address the application of the Catalogue for the Guidance of Foreign Investment
        Industry to a potential business combination with an entity that operates in these industries in China.

        Response: The disclosure on page 48 of the Amended S-1 has been revised in accordance with the Staff's comments.

7. We note that you cite to industry research for information and statistics regarding economic trends and market share in the global and
        Chinese aviation industries. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. We note, by way of example only, the Oxford Economics report and the Booz &
        Co. annual growth rate forecast referenced on page 47.

        Response: The disclosure on pages 47 and 48 of the Amended S-1 has been revised in accordance with the Staff's comments. Supporting materials are attached as Exhibit I to this letter.

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                                                       November 09, 2018

                                                                  Page 4

General

8. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

          Response: Neither the Company nor anyone on the Company's behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement. If any such communications are made in reliance on Section 5(d), the Company will provide a copy of such communications to the Staff.

9. When you publicly file your registration statement, please revise your signature page at II-4 to indicate who will be signing in the capacity of principal accounting officer or controller. Please refer to Instruction 1 to the Signatures section on Form S-1.

          Response: The disclosure on page II-4 of the Amended S-1 has been revised in accordance with the Staff's comments.

          Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner
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                          November 09, 2018
                                    Page 5

Exhibit I.   References

























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10/23/2018 export.gov China Country Commercial Guide China - Aviation This is a best prospect industry sector for this country. Includes a market overview and trade data. Last Published: 7/25/2017 Overview Aircraft, Spacecraft, and related parts (HS Code 88) Unit: USD millions 2014 2015 2016 Total Exports 2,704 3,484 3,454 Total Imports 28,503 28,004 22,791 Imports from the U.S.
15,517 17,622 13,237 U.S. share of total imports 54% 63% 58% Source: World Trade Atlas China is the world's second largest and one of the world's fastest growing civil aviation markets. The industry has grown at double-digit rates for several years. Commercial opportunities in China's civil aviation market include commercial aircraft, engines and parts, MRO (Maintenance, Repair and Overhaul), airport, and general aviation, https://www.export.gov/apex/article2?id=China-Aviation 1/21

10/23/2018 export.gov among others. China's aviation industry is a national priority, and the Chinese government is expending significant resources to develop domestic manufacturing capabilities, build new airports, train new pilots, and increase domestic maintenance capacity. China is one of the largest overall export markets for U.S. aerospace products. The U.S. aviation sector exported $13.2 billion products to China in 2016, accounting for 58 percent of China's total imports in the aviation sector. In 2016, China's civil aviation transportation turnover reached a total of 96 billion tons km, passenger transport volume reached 490 million persons, and cargo transport volume reached 6.67 million tons; this was an increase of 12.8%, 11.8%, and 6%, respectively, from 2015. China's top three airlines--Air China, China Southern, and China Eastern--are already among the world's top 10 carriers in terms of passenger volume. By the end of 2016, the number of civil aircraft in China increased from 4,554 to 5,037, and civil airports increased to 218. The number of airports able to accommodate passenger trafic in excess of 10 million persons reached 28. Beijing, Shanghai and Guangzhou occupy 26.2% of total passenger throughput in mainland China, of which Beijing reached 90 million and Shanghai's two airports reached 100 million in 2016. According to China's 13th Five Year Plan (2016 - 2020), China will have more than 260 civil airports by 2020. By the end of 2016, the number of general aviation aircraft reached 1,472 and China had more than 300 general aviation airports. China currently has a total of 224 general aviation companies, with the total https://www.export.gov/apex/article2?id=China-Aviation 2/21

10/23/2018 export.gov number of general aviation pilots at 2,524. There are currently 20 pilot training schools in China. By 2020, China plans to have 500 general aviation airports and more than 5,000 general aviation aircraft. The expansion of China's aviation market creates both opportunities and challenges for U.S. companies. Commercial opportunities in the civil aviation market include final assembly and tier-one suppliers, small niche parts manufacturers, airport design and construction companies, MRO, and general aviation among others. However, since aerospace manufacturing is a national priority in China, U.S. companies may face substantial localization pressures or may be disadvantaged by government policies favoring local rms. Leading Sub-Sectors Aircraft Parts: Manufacture and Repair Aircraft parts (HS Code 8803) Unit: USD millions 2014 2015 2016 Total Imports 2,338 2,151 2,192 Imports from the U.S. 714 726 651 U.S. share of total imports 31% 34% 30% Source: Global Trade Atlas China is working to develop a globally competitive manufacturing industry. The industry sees strong growth in China's aviation sector over the long term. https://www.export.gov/apex/article2?id=China-Aviation 3/21

10/23/2018 export.gov China's import market for aircraft parts and components exceeded $2.19 billion in 2016, of which imports from the U.S. accounted for 30 percent. China's demand for aircraft parts can be attributed to a number of factors including increasing capacity utilization rate, the aging and expansion of China's aircraft fleet, and the domestic production and assembly of aircraft. Boeing predicts China will need 5,110 new single-aisle airplanes through 2035. This sector is driven by growth in new carriers and low-cost airlines in developing and emerging markets, as well as continuous expansion in established airlines. New Airplane Deliveries to China Through 2035 Airplane type Seats Total deliveries Dollar value Regional jets 90 and below 140 $10B Single-aisle 90-230 5,110 $535B Small wide-body 200-300 870 $240B Medium wide-body 300-400 630 $220B Large wide-body 400 and above 60 $20B https://www.export.gov/apex/article2?id=China-Aviation 4/21

10/23/2018 export.gov Total ----------- 6,810 (17% of world total) $1.025T (17%
of world total) Source: Boeing's China Current Market Outlook 2016 U.S. companies are important suppliers of aviation technology, services, and know-how and have committed significant resources to help China reduce its capacity constraints and fulfill a wide variety of training needs. The best immediate opportunity for U.S. companies will be in supplying parts for China's commercial aircraft fleet. It is the largest and best-established segment of China's aviation market and is currently dominated by western aircrafts with many U.S. suppliers. U.S. companies are also key partners for China's own commercial aircraft programs including the Commercial Aircraft Corporation of China's (COMAC) ARJ21 regional jet and C919 narrow body civil aircraft and the Aviation Industry of China's (AVIC) MA700 m. U.S. companies also have much to offer as partners in developing China's edgling general aviation industry. China's domestic aircraft parts and assembly manufacturing sector is also growing. In addition to approximately 200 small aircraft parts manufacturers, there are also a number of regionally-based major manufacturers concentrated in Shanghai, Chengdu, Xi'an, Nanchang, Harbin, Shenyang, and Shijiazhuang. China's domestic manufacturing base is developing, as reflected by the commitments of large aircraft and engine manufactures to expand procurement in China over the long term. For example, over 8,000 Boeing airplanes y throughout the world with integrated China-built parts and assemblies. China has components on every current Boeing commercial airplane model https://www.export.gov/apex/article2?id=China-Aviation 5/21

10/23/2018 export.gov - the Next-Generation 737, 747, 767, 777, as well as the 787 Dreamliner. However, most highly technical and sophisticated parts will continue to be imported. Opportunities Airports China currently has 218 civil aviation airports, including the world's second busiest in Beijing, with plans to expand aggressively to more than 260 airports by 2020. The following table shows China's top 28 airports with annual passenger throughput of 10 million or more. Airports Passenger Throughput Rank 2016 2015 Year-to- Year % Total of All Chinese Airports 1,016,357,068 914,773,311 11.1 Beijing/Capital 1 94,393,454
89,939,049 5.0 Shanghai/Pudong 2 66,002,414 60,098,073 9.8 Guangzhou/Baiyun 3
59,732,147 55,201,915 8.2 Chengdu/Shuangliu 4 46,039,037 42,239,468 9.0
Kunming/Changshui 5 41,980,339 37,523,098 11.9 Shenzhen/Baoan 6 41,975,090
39,721,619 5.7 https://www.export.gov/apex/article2?id=China-Aviation 6/21

10/23/2018 export.gov Shanghai/Hongqiao 7 40,460,135 39,090,865 3.5
Xi'an/Xianyang 8 36,994,506 32,970,215 12.2 Chongqing/Jiangbei 9 35,888,819
32,402,196 10.8 Hangzhou/Xiaoshan 10 31,594,959 28,354,435 11.4 Xiamen/Gaoqi 11
22,737,610 21,814,244 4.2 Nanjing/Lukou 12 22,357,998 19,163,768 16.7
Changsha/Huanghua 13 21,296,675 18,715,278 13.8 Wuhan/Tianhe 14 20,771,564
18,942,038 9.7 Zhengzhou/Xinzheng 15 20,763,217 17,297,385 20.0 Qingdao/Liuting
16 20,505,038 18,202,085 12.7 Urumqi/Diwobao 17 20,200,767 18,506,463 9.2
Haikou/Meilan 18 18,803,848 16,167,004 16.3 Sanya/Fenghuang 19 17,369,550
16,191,930 7.3 Tianjin/Binhai 20 16,871,889 14,314,322 17.9 Harbin/Taiping 21
16,267,130 14,054,357 15.7 Dalian/Shuizhuizi 22 15,258,209 14,154,130 7.8
Guiyang/Longdongbao 23 15,105,225 13,244,982 14.0 Shenyang/Taoxian 24 14,967,228 12,680,118 18.0
https://www.export.gov/apex/article2?id=China-Aviation 7/21

10/23/2018 export.gov Jinan/Yaoqiang 25 11,616,914 9,520,887 22.0
Fuzhou/Changle 26 11,606,446 10,887,292 6.6 Nanning/Wuxu 27 11,559,860
10,393,728 11.2 Lanzhou/Zhongchuan 28 10,897,025 8,009,040 36.1 Subtotal
804,017,093 (Source: CAAC website) The airport system at present is highly concentrated, with top airports suffering from major congestion. The top three airports - Beijing, Shanghai, and Guangzhou - account for 26.2 percent of all traffic, while the top 28 airports with annual passenger throughput over 10 million handle 79.1 percent of total traffic nationwide. Local industry estimates indicate that about 25 percent of China's airports are already at or near capacity. According to the Civil Aviation Administration of China (CAAC)'s 13th Five Year Plan (2016 - 2020), China will continue major new airports' construction including Beijing New Airport (the largest new airport project under construction) and start 44 new airport construction projects including Chengdu New Airport (the 2nd largest new airport project in China). This presents tremendous opportunities for U.S. companies to sell equipment and services from airport design and construction to air traffic management and environmental consulting. Qualified companies can bid for design, consultation, surveillance, management, and construction of designated civil airport projects. In https://www.export.gov/apex/article2?id=China-Aviation 8/21

10/23/2018 export.gov particular, companies that provide the following equipment and services to airport development have great opportunities: airport design, green construction, energy efficiency equipment, airport security equipment, ground support and terminal related equipment, and airport management. General Aviation (GA) In China, airspace is tightly controlled by the Chinese military and the airspace classification system does not segment out its GA air activities. Strict military control over roughly 70 percent of all Chinese airspace is the largest single factor limiting growth of this industry. GA is still underdeveloped in China in terms of aircraft numbers, professionals, and facilities. China is a growing market for business aircraft, helicopters, and other general aviation aircrafts. By the end of 2016, China had 1,472 general aviation aircrafts, more than 300 general aviation airports, and a total of 224 general aviation companies. The total number of general aviation pilots reached 2,524; and pilot training schools reached 20. Although the total number of GA companies, the size of the fleet, and flight hours are still relatively small, the potential importance of this industry to the Chinese economy in the long-term has led aircraft OEMs and Chinese government officials to devote significant resources towards capacity-building for general aviation. According to CAAC, Chinese GA OEMs located in Guangdong, Shandong, Hunan, Henan, Hebei, Liaoning, Chongqing, and other provinces have put into operation 17 types of GA aircraft and helicopters that are in line with airworthiness standards. China has initially formed a GA https://www.export.gov/apex/article2?id=China-Aviation 9/21

10/23/2018 export.gov industry structure that includes GA equipment manufacturing, GA operation, maintenance, GA airport construction, air traffic control services, and financial services. The government has committed to gradually open access to low- altitude airspace and streamline the examination, approval, and record-keeping requirements for general aviation flights. A welcome change came in November 2010 when civilian and military authorities issued a joint reform document calling for liberalization of low altitude airspace under 4,000 meters (13,000 feet), setting the goal of opening up airspace below 3,000 meters by 2020. There is a three phase plan to deregulate G.A. airspace, beginning in pilot cities of Shenyang, Guangzhou, Hainan Island, Changchun, Tangshan, Xi'an, Qingdao, Hangzhou, Ningbo, Kunming, Chongqing. The plan is currently in Phase Two, with airspace under 1,000m now accessible to General Aviation aircrafts in these cities. Since then, GA has been developing at a fast pace with new players joining the market and local governments getting involved. GA has big market potential driven by the state and local economic development plans, public demand for business jets, and the need for public services and individual recreation. Recent GA progress has been made on loosening regulations on low altitude airspace to enable safe and efficient operations of small aircraft and on simplifying permitting procedures for general and business aviation operations. CAAC announced its 13th Five Year Plan on General Aviation Development. By
2020, China plans to have more than 5,000 general aviation aircrafts and 500 general aviation airports, and annual flight hours will reach 2 million hours. To facilitate that expansion, it has https://www.export.gov/apex/article2?id=China-Aviation 10/21

10/23/2018 export.gov lowered the approval level for airports from the central government to the provincial governments, and it will encourage private investment in building airports. A plan is in place to free up more airspace, gradually raising the observation altitude, under which pilots need not le a restrictive flight plan, to 3,000 meters (9,840 feet) from 1,000 meters (3,280 feet). Those parameters are more in line with international convention. Massive changes to China's general aviation infrastructure and policies are ahead after May 2016 initiatives announced by the Chinese State Council. In acknowledging that general aviation is vital to the country's transportation system and is just as important as commercial aviation, the State Council named general aviation the next engine to drive the Chinese economy. Helicopters With the rise of the GA market, China could become the fastestgrowing helicopter market in the world. For a country similar in geographical size to the United States, China currently operates comparatively few helicopters, most of which are built abroad. But with demands growing in both military and civil sectors, change is on the horizon for China's relatively small helicopter industry. The main civil helicopters are supplied by Airbus Helicopters, Sikorsky Aircraft Corporation, Bell Helicopters, Agustawestland Helicopters, Russian Helicopters, Robinson Helicopter, and Kaman Helicopter. The major local suppliers are AVIC Helicopters, AVIC Harbin Aircraft Industry Group (AVIC HAIG), and AVIC Changhe Aircraft Industry Corporation (AVIC
CAIC). The Chinese government has loosened its control on helicopter manufacturing to allow local private firms and foreign companies to https://www.export.gov/apex/article2?id=China-Aviation 11/21
















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10/23/2018 export.gov cooperate in developing and manufacturing civil helicopters. For example, in 2013, Chongqing Helicopter Investment Co. acquired Enstrom Helicopter Corporation and entered the Chinese market. As of 2016, China's fleet of civil helicopters reached more than 700 in total. Over the next ten years, China's civil helicopter needs are expected to rise to about 1,500 helicopters. China has realized the importance of helicopters for disaster relief work and medical rescues, and the country has become a bright spot in the struggling helicopter industry. The growing Chinese economy provides a huge potential market for helicopters of all classes. Below is a partial list of best sales prospects: Air Data & Inertial Reference Fuel hydraulics System (ADIRS) Fuel System Airfield buses Fuel Tank Inserting System Automatic Flight Control System High Lift System (AFCS) Hydraulic System Auxiliary power unit, door system Integrated flight deck panel Avionics Integrated Supervise & Bearings Control System Baggage sorting systems and Interior components handling equipment Landing gear Baggage x-ray machines Lighting equipment Crew seats On-board Maintenance Composite Materials System De-icers/ Refuellers Oxygen fuelling vehicles Electric power system Radio remote control Emergency evacuation equipment apparatus https://www.export.gov/apex/article2?id=China-Aviation 12/21

10/23/2018 export.gov Engine vibration monitoring systemRunway friction testers Flight Data Recording System Pilot training Flight Control Actuation System Signalling & Safety equipment Flight deck control suite for airfields Fire fighting vehicles Telecommunication and Fire protection equipment Navigation System Food loaders Towing tractors Turbofan Engines Windshield heater control & wiper system Windshields and opening windows Close aviation partnership between the U.S. and China continues to ourish. The U.S. Federal Aviation Administration (FAA) and the Civil Aviation Administration of China (CAAC) have had a close partnership for many years. The American Chamber of Commerce China-affiliated U.S.-China Aviation Cooperation Program (ACP) brings together U.S. industry and government agencies from both countries, notably CAAC, FAA, the U.S. Trade and Development Agency, the U.S. Embassy, and the U.S. Transportation Security Administration, in a unique and active forum for bilateral cooperation. Efforts to reduce constraints on the healthy and sustainable development of civil aviation in China have been largely successful. U.S. firms without an existing China presence may want to consider hiring a local distributor or representative. Such partners generally help establish access to decision makers and gain timely commercial https://www.export.gov/apex/article2?id=China-Aviation 13/21

10/23/2018 export.gov information about the market. They also traditionally leverage personal connections to promote U.S. products and develop sales leads. While this is a common global practice, successful exporters comment on the need to invest significant time and attention to maintaining and managing relationships with Chinese partners. Some U.S. firms decide to enter into a Joint Venture (JV) relationship with Chinese partners, exchanging technological know-how for market access. This should only be done after significant due-diligence and cost/benefit analysis. U.S. firms often use training programs to establish productive partnerships with Chinese clients. Industry associations such as the U.S.-China Aviation Cooperation Program (ACP) can serve as valuable vehicles for American firms to leverage similar opportunities. Challenges While the trend to reduce barriers on the sustainable development of civil aviation in China has been largely successful, challenges remain. Further systematic efforts are needed to open up and modernize China's airspace system, reduce inefficiencies and congestion, realize environmental benefits from the adoption of new technologies and procedures, and accommodate growth. Reforming China's Airspace System and Improving Operational Efficiency Reforming China's national airspace management system is critical to meeting China's aviation growth, enabling improved system efficiencies and reducing the environmental impact of the aviation industry. https://www.export.gov/apex/article2?id=China-Aviation 14/21

10/23/2018 export.gov The surge in air traffic has significantly increased demands on the country's large and complex airspace system. Although the system has a world-class safety record and continues to grow in passenger and cargo aircraft operations, it exhibits signs of stress, including persistent delays at airports nationwide and a continuing shortage of slots. These delays and slot shortages are due primarily to the limits placed on the use of China's national airspace for civil aviation purposes, inefficiencies in airspace operations, capacity management that relies on a command and control structure, and ripple effects from the resulting congested airspace when arriving at or departing from airports. Trade Events Air Show China 2018
(http://www.airshow.com.cn/en) Nov. 6-11, 2018   Zhuhai, China   China
International Aviation & Aerospace Exhibition (Airshow China or Zhuhai Airshow) is the only international aerospace trade show in China endorsed by the Chinese central government. It features the display of real-size products, trade talks, technological exchange and ying display. Since 1996, the show has been successfully held in Zhuhai in every even-number year for 10 sessions. 2017 China Civil Aviation Development Forum May 25 - 26, 2017 Beijing China Civil Aviation Forum (http://www.ccadf.cn) is designed to serve as a high-level communication platform for global aviation leaders. It is hosted by the Civil Aviation Administration of China and organized by the Civil Aviation Management Institute of China. It focuses on long-term trends and hot issues and discusses strategies for the development of civil aviation industry. Since its beginning, the forums https://www.export.gov/apex/article2?id=China-Aviation 15/21

10/23/2018 export.gov have proved a series of success, greatly promoting communication among the aviation communities at home and abroad. China Helicopter Expo (http://www.helicopter-china-expo.com) September 14 - 17, 2017 Tianjin China International General Aviation Convention (http://www.gashow.cn) (CIGAC) October, 2017 Xi'an, China Sanctioned by Chinese State Council in 2009, China International General Aviation Convention (CIGAC) is so far the largest general aviation event of its kind in China. CIGAC is held biennially in Xi'an featuring a spectrum of Air Show and Static Display, Exhibition of Aviation Equipment and Accessories, Summit and Seminars, and Project Promotion Session together with a series of Signing Ceremonies. Web Resources Government Authorities Civil Aviation Administration of China (http://www.caac.gov) (CAAC) Air Traffic Management Bureau (http://www.atmb.net.cn): Center of Aviation Safety Technology (http://www.castc.org.cn) Airlines Air China (http://www.airchina.com.cn/en) China Eastern Airlines (http://en.ceair.com) China Southern Airlines (http://www.csair.com/en) Hainan Airlines (http://www.hnair.com) Sichuan Airlines (http://www.scal.com.cn) https://www.export.gov/apex/article2?id=China-Aviation 16/21












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10/23/2018 export.gov Xiamen Airlines (http://www.xiamenair.com.cn) Shenzhen Airlines (http://www.shenzhenair.com) Aircraft Manufacturers Aviation Industry Corporation of China (http://www.avic.com.cn) (AVIC) Commercial Aircraft Corporation of China (http://www.comac.cc) (COMAC) MRO Facilities Aircraft Maintenance and Engineering Corporation (http://www.ameco.com.cn) (AMECO) Guangzhou Aircraft Maintenance Engineering Co (https://itaisinternationaltrade-my.sharepoint.com/personal/silas_dustin_trade_gov/Documents/Documents/
%09www.gameco.com.cn). (GAMECO) Shanghai Technologies Aerospace Co. (http://www.staero.aero/starco.html) (STARCO) Taikoo Aircraft Engineering Company Limited (http://www.taeco.com) (TAECO) MTU Maintenance (http://www.mtuzhuhai.com/en) (Zhuhai) Sichuan Services Aero-Engine Maintenance Company (http://www.snecma.com/chengdu) (SSAMC): Aircraft Trading Companies China Aviation Supplies Corporation (http://www.casc.com.cn/en) (CASC) Other https://www.export.gov/apex/article2?id=China-Aviation 17/21











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10/23/2018 export.gov CAAC news (http://www.caacnews.com.cn) ACP (http://www.uschinaacp.co) U.S. Commercial Service Contact for Aviation Sector U.S. Embassy in Beijing Ida Peng, Senior Commercial Specialist (86 10) 8531 3947; aiqun.peng@trade.gov (mailto:aiqun.peng@trade.gov) U.S. Consulate in Shanghai Stella Chu, Senior Commercial Specialist (86 21) 6279 8726; stella.chu@trade.gov (mailto:stella.chu@trade.gov) U.S. Consulate in Chengdu Cui Shiyang(Sonny), Senior Commercial Specialist (86 28) 8598 6546; cui.shiyang@trade.gov (mailto:cui.shiyang@trade.gov) U.S. Consulate in Guangzhou Roya Xie, Commercial Specialist, (86 20) 3814 5000 ext.5807; roya.xie@trade.gov (mailto:roya.xie@trade.gov) U.S. Consulate in Shenyang Dongmei Sun, Commercial Specialist (86 24) 2322-1198; dongmei.sun@trade.gov (mailto:dongmei.sun@trade.gov) https://www.export.gov/apex/article2?id=China-Aviation 18/21













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10/23/2018 export.gov Prepared by our U.S. Embassies abroad. With its network of 108 offices across the United States and in more than 75 countries, the U.S. Commercial Service of the U.S. Department of Commerce utilizes its global presence and international marketing expertise to help U.S. companies sell their products and services worldwide. Locate the U.S. Commercial Service trade specialist in the U.S. nearest you by visiting http://export.gov/usoffices. More Information CHINA (CHINA) AVIATION (AVIATION) TRADE DEVELOPMENT AND PROMOTION (TRADE DEVELOPMENT AND PROMOTION) How to Export (/How-to-Export) eCommerce (/eCommerce) Export Education (/Export-Education) Finding Foreign Markets (/Finding-Foreign-Markets) Legal Considerations (/Legal-Considerations) Logistics (/Logistics-10) Financial Considerations (/Financial-Considerations) Product Preparation (/Product-Preparation) Trade Agreement Guides (/Trade-Agreement-Guides) Customized Services (/services) Services for U.S. Exporters (/services) Plan and Assess (/Plan-and-Assess) https://www.export.gov/apex/article2?id=China-Aviation 19/21














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10/23/2018 export.gov Promote and Expand (/Promote-and-Expand) Locations (/locations) Market Intelligence (/Market-Intelligence) Find Market Intelligence (/Market-Intelligence) Export Guides (/Export-Guides) Industry Information (/industries) Trade Leads (/Trade-Leads) Trade Data & Analysis (/Trade-Data-and-Analysis) Events (/Events) Events and Trade Missions (/Events) Webinars (/webinars) Trade Problems (/Help-with-Trade-Problems) Get Help with Trade Problems (/Help-with-Trade-Problems) Report a Foreign Trade Barrier (/Report-a-Trade-Barrier) Foreign Trade Remedies (/Foreign-Trade-Remedies) Foreign Safeguard Activity Involving U.S. Exports (/Foreign-Safeguard-Actions) U.S. Products Subject to AD/CVD Measures (/Foreign-Anti-Dumping-Actions) FAQs (/Export-FAQs) Boards (/Boards) About Us (/About-Us) International Trade Administration (/ITA) Federal Trade Partners (/Federal-Partners) Programs for Trade Promotion Partners (/Programs-for-Trade-Promotion-Partners) Trade Initiatives (/Trade-Initiatives) Contact Us (/Contact-Us) Social Media (/Social-Media) Privacy Program (/Website-Privacy-Policy) https://www.export.gov/apex/article2?id=China-Aviation 20/21












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10/23/2018 Development of General Aviation Market in China and Global 2018-2023 ABOUT US CONTACT US FAQ LOGIN / REGISTER 0 Advanced Healthcare Pharmaceuticals Chemicals Manufacturing Energy & & & Natural Materials Construction Resources 1-800-526-8630 +353-1-416-8900 U.S. (TOLL FREE) REST OF WORLD Automotive
Telecoms Food & Consumer & & Beverage Goods Transport Computing & Services Business & Finance USD $0 More Categories Home / Categories / Automotive and Transport / Commercial Aerospace SELECT A FORMAT Development of General Aviation Market in China and Global 2018-2023 ID: 4539915 Report May 2018
Region: Global, China Consulting Co., Ltd DESCRIPTION TABLE OF COMPANIES FORMATS Single User PDF $ 3,500 87 pages ASKCI z ADD TO BASKET ORDER BY FAX NEED A QUOTE ? CONTENTS MENTIONED General aviation (GA) is all civil aviation operations other than scheduled air services and non-scheduled air transport operations for remuneration or hire. General aviation covers a large range of activities, both commercial and non-commercial, including ying clubs, flight training, agricultural aviation, light aircraft manufacturing and maintenance By the end of 2017, China had about 250 enterprises that were authorized for general purpose aviation licenses. The aviation industry had completed 808,000 flight hours in 2017, a 6.2% FEATURED COMPANIES Juneyao Airlines Co. Ltd. Sichuan Haite Group Wisesoft Co., Ltd. MORE > PRINTER FRIENDLY >
SEND TO A FRIEND OUR CLIENTS HAVE A QUESTION? EMAIL US VIEW FAQs YOY increase. It's estimated that the aviation industry will complete 875,000 flight hours in 2018. China's general aviation industry is gradually entering a developmental stage from preparing stage. 2014 and 2015 become the important periods of the fast development of China's general aviation industry. The process of reform in low-altitude airspace deregulation will speed up, while more and more related policies will be issued, and the general aviation industry will become a strategic emerging industry fuelling economic growth and realizing industrial upgrade. Based on the prediction from the Civil Aviation Administration of China (CACC), the number of general aviation aircraft will meet 10,000 in 2020, and industry compound growth rate will reach 30%; the market size will hit RMB150 billion. Moreover, the market size for the upstream industry and downstream industry is estimated to reach more than RMB1000 billion, calculated by the input- output ratio of 1:10. It's estimated that the numbers of fixed-wing aircraft, helicopter and other general aviation will be up to 7500, 2000 and 500 respectively in 2020; while the flight time of general aviation in China will reach 1.75 million hours. TESTIMONIALS The Service I received from th and Customer Service Team professional. Their responses very quick and actioned on immediately. Mr Gueorgui Senio ERGO Austria Intern CUSTOM RESEARCH https://www.researchandmarkets.com/research/wwlm72/development_of?w=4 1/2
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10/23/2018 Development of General Aviation Market in China and Global 2018-2023 PRODUCT CATEGORIES Still haven't found what you're looking for? Speak to our Custom Research Team Commercial Aerospace LEARN MORE RELATED TAGS Airline Celebrating 15 years in business RELATED PRODUCTS by partnering with UNICEF for education Development and Market of General Aviation in China 2015-2020 REPORT MARCH 2016 REGION: CHINA $ 3,500 Global General Aviation Market - Growth, Trends And Forecasts (2016 - 2021) REPORT NOVEMBER 2016 FROM $ 4,250 REGION:
GLOBAL Market Performance of Chinese Listed Civil Aviation Companies REPORT MAY 2016 REGION: CHINA FROM $ 1,200 Titanium in the Global Aerospace Industry
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GLOBAL FROM $ 4,850 South America Aviation Market - Opportunities, Trends and Challenges (2018 - 2023) REPORT APRIL 2018 REGION: AMERICA, SOUTH AMERICA FROM $ 6,250 OUR CLIENTS https://www.researchandmarkets.com/research/wwlm72/development_of?w=4 2/2